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                                                              Exhibit 99(d)

                          Mississippi Power and Light Company
                Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                         Twelve Months Ended
                                                                             December 31,                   March 31,
                                                             1990     1991      1992      1993      1994       1995
Fixed charges, as defined:
  Interest on long-term debt                                $63,975   $63,628   $60,709   $52,099   $46,081    $44,733
  Interest on notes payable                                   1,512       953        36         7     1,348      1,315
  Other interest charges                                      1,494     1,444     1,636     1,795     3,581      4,556
  Amortization of expense and premium on debt-net(cr)         1,737     1,617     1,685     1,458     1,754      1,691
  Interest applicable to rentals                                596       574       521     1,264     1,716      2,354
                                                            ----------------------------------------------------------

Total fixed charges, as defined                              69,314    68,216    64,587    56,623    54,480     54,649

Preferred dividends, as defined (a)                          17,584    14,962    12,823    12,990     9,447      9,013
                                                            ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined  $86,898   $83,178   $77,410   $69,613   $63,927    $63,662
                                                            ==========================================================

Earnings as defined:

  Net Income                                                $60,830   $63,088   $65,036  $101,743   $48,779    $52,303
  Add:
    Provision for income taxes:
      Federal and State                                       4,027    (1,001)    4,463    54,418    46,884     53,422
    Deferred Federal and State - net                         35,721    32,491    20,430       539   (26,763)   (31,226)
    Investment tax credit adjustment - net                   (1,835)   (1,634)   (1,746)    1,036    (7,645)    (7,596)
    Fixed charges as above                                   69,314    68,216    64,587    56,623    54,480     54,649
                                                           -----------------------------------------------------------

Total earnings, as defined                                 $168,057  $161,160  $152,770  $214,359  $115,735   $121,552
                                                           ===========================================================

Ratio of earnings to fixed charges, as defined                 2.42      2.36      2.37      3.79      2.12       2.22
                                                           ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                               1.93      1.94      1.97      3.08      1.81       1.91
                                                           ===========================================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.